ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

February 18, 2016

Enerplus Announces Cash Dividend for March 2016

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) announces that a cash dividend in the amount of CDN$0.03 per share will be payable on March 15, 2016 to all shareholders of record at the close of business on February 29, 2016. The ex-dividend date for this payment is February 25, 2016.

The CDN$0.03 per share dividend is equivalent to approximately US$0.02 per share if converted using the current Canadian/US dollar exchange rate of 0.7308. The U.S. dollar equivalent dividend will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may be applicable. Dividends paid by Enerplus are considered an "eligible dividend" for Canadian tax purposes. For U.S. income tax purposes, Enerplus' dividends are considered "qualified dividends".

For further information, including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com or phone 1-800-319-6462.

About Us
Enerplus is a North American energy producer with a portfolio of high quality oil and gas assets in resource plays that offer significant organic growth potential. We are focused on creating value for our investors through the execution of a disciplined capital investment strategy that supports the successful development of our properties, and a monthly dividend to shareholders. We are a responsible developer of resources that strives to provide investors with a competitive return comprised of both growth and income.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation